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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 29)


                          Citadel Holding Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   172862104
                          --------------------------
                                (CUSIP Number)

                S. Craig Tompkins, President, Craig Corporation
    550 S. Hope, Ste. 1825, Los Angeles, California 90071  (213) 239-0555
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                April 11, 1997
                -----------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 172862104                                      PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Craig Corporation
      95-1620188

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      SC

------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(E)        [ ]
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      Delaware
------------------------------------------------------------------------------
    NUMBER OF             SOLE VOTING POWER
     SHARES          7
   BENEFICIALLY           666,000
     OWNED BY
                   -----------------------------------------------------------
      EACH                SHARED VOTING POWER
   REPORTING         8
  PERSON WITH             1,564,473
                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     9
                          666,000
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          1,564,473
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,230,473
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
      [ ]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
13
      33.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                                               Page 3 of 4 Pages

          This filing made by Craig Corporation, a Delaware corporation ("Craig"), relates to the exercise by Craig of a warrant (the "Warrant")to purchase 666,000 shares of common stock of Citadel Holding Corporation ("Citadel" or the "Issuer") at an exercise price of $3.00 per share.

     With respect to Craig, this filing is Amendment No. 29, which amends and supplements the Schedule 13D, dated June 5, 1987, and Amendments thereto (collectively, the "Schedule 13D") filed by Craig, relating to beneficial holdings of shares of Common Stock of Citadel. All capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D. The information provided below under Items 1 through 7 with respect to Craig is intended to amend the Schedule 13D information previously provided by Craig.


     Item 1.   Security and Issuer.
               -------------------

     This Schedule 13D relates to the Common Stock, $.01 par value per share (the "Common Stock"), of Citadel, whose principal executive offices are located at 550 South Hope Street, Suite 1825, Los Angeles, California 90071.

     Item 3.   Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

     The source of funds for Craig's exercise of the Warrant was borrowings.
The total net consideration amounted to approximately $1,998,000. Craig acquired the Common Stock in consideration of the delivery of its demand secured promissory note (the "Note") to Citadel in the amount of $1,998,000, a copy of which is attached as Exhibit 1 hereto. The company anticipates that it will retire the Note from a combination of working capital and future earnings.

     Item 4.   Purpose of Transactions.
               -----------------------

     The Purpose of the transaction was to increase Craig's interest in Citadel, as Craig was of the view that such shares were underpriced at $3.00 per share, the exercise price of the Warrant, and as the Warrant would have lapsed if not exercised on or before April 11, 1997. Craig may, in the future, purchase or sell securities of the Issuer, depending upon, among other things, the business and prospects of the Issuer, the market priced for such securities, and Craig's liquidity needs. Craig may in the future propose one or more transactions with respect to the business and/or assets of the Issuer, however, Craig has no specific plan or proposal at this time for consideration by the Citadel Board of Directors.

                                                               Page 4 of 4 Pages

     Item 5.   Interest in Securities of the Issuer.
               ------------------------------------

          (a) Craig's responses in Items 8, 10, 11 and 13 of the Cover Page of this Amendment No. 29 include (1) 1,564,473 outstanding shares of Common Stock owned either directly or indirectly through a wholly owned subsidiary of Reading Entertainment, Inc. (collectively "Reading") and beneficially owned by Craig as a consequence of Craig's ownership (directly and through a wholly owned subsidiary) of shares representing approximately 78% of the outstanding voting power of that company and (2) 666,000 shares of Common Stock issued upon exercise of the Warrant.

          (b) See Items 7, 8, 9 and 10 of the Cover Page and the subsection (a) immediately above concerning the calculation of the combined voting power represented by the securities of the Issuer beneficially owned by Craig and Reading.

     Item 6.   Contracts, Arrangements, Understandings or Relationships with
               -------------------------------------------------------------
               Respect to Securities of the Issuer.
               -----------------------------------

     The shares were purchased in consideration of a demand secured promissory note dated April 11, 1997 in the amount of $1,998,000.00 secured by a pledge, pursuant to a pledge agreement of even date therewith, in Craig's interest in 500,000 shares of the Common Stock of Reading Entertainment, Inc. The Note is payable upon the earlier of one hundred twenty days after demand or the fifth
(5th) anniversary of the Note, and may be prepaid at any time without penalty or premium. The Note carries interest at prime rate, interest payable quarterly in arrears.

     Item 7.   Material to be Filed as Exhibits.
               --------------------------------

               Exhibit 1 -  Stock Pledge Agreement dated as of April 11,
                            1997 by and between Craig and Citadel.


               Exhibit 2 -  Promissory Note dated as of April 11, 1997
                            issued by Craig in the principal amount of $1,998,000.


                                  SIGNATURES
                                  ----------


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  April 17, 1997              CRAIG CORPORATION,
                                    a Delaware corporation



                                    By: /s/ S. Craig Tompkins
                                       ----------------------
                                       S. Craig Tompkins
                                       President